UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date: May 26, 2004	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM SHAREHOLDERS OVERWHELMINGLY APPROVE

MERGER OF VIMPELCOM AND KB IMPULS

Moscow and New York (May 26, 2004) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of telecommunications services in Russia, today announced that its shareholders, at its Annual General Meeting of Shareholders (“AGM”) held this morning in Moscow, Russia, overwhelmingly approved all items on the agenda, including, most importantly, the merger of VimpelCom and its wholly-owned subsidiary, Open Joint Stock Company “KB Impuls”, which holds a GSM license for the Moscow license area.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “Today, we had a tremendous show of support by our independent public shareholders for the actions our company is taking. Holders of approximately 77% of our shares were represented at our annual meeting, and more than 99% of the voted shares were in favor of the merger of our wholly-owned subsidiary, KB Impuls, into VimpelCom. Apart from streamlining our corporate structure, we hope this will resolve the issues raised by the regulator regarding our Moscow operations.”

The transactions approved at today’s shareholder meeting will be subject to various Russian regulatory approvals, including the Agency for Anti-Monopoly Policy of the Russian Federation, and satisfaction of certain other conditions precedent, including the transfer of all of KB Impuls’s licenses, frequencies and permissions to VimpelCom.

VimpelCom will submit a copy of the results of the AGM under separate cover of Form 6-K to the U.S. Securities and Exchange Commission and the New York Stock Exchange. An electronic copy of the results of the AGM will be available for review on VimpelCom’s web site in the “SEC Filings” section.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line GSM” brand. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”. .

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, in part, to the consummation of the merger and related transactions which are subject to regulatory and certain other approvals, as well as certain other conditions precedent, including the transfer of all of KB Impuls’s licenses, frequencies and permissions to VimpelCom. If any of the approvals are not obtained or any condition precedent is not met, the merger will not be consummated. The forward–looking statements relate to the Company’s development and are based on management’s best assessment of the Company’s ability to consummate the merger and related transactions, its strategic and financial position and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from regulatory authorities, competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic

- more -

VimpelCom Shareholders Overwhelmingly Approve Merger Of VimpelCom And KB Impuls

developments in Russia and other factors. As a result of such risks and uncertainties, there can be no assurance that the merger will be consummated or, if consummated, it will necessarily lead to a resolution of a regulatory dispute. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com